ECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_____________

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended    December 31, 2012

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________

Commission file number    1-724

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:  PVH Associates Investment Plan For Residents Of The Commonwealth Of Puerto Rico

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: PVH Corp., 200 Madison Avenue, New York, New York 10016

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PVH ASSOCIATES INVESTMENT PLAN FOR
RESIDENTS OF THE COMMONWEALTH
OF PUERTO RICO

Date: June 28, 2013	By: /s/ Dana M. Perlman
Dana M. Perlman
Member of Plan Committee

ANNUAL REPORT ON FORM 11-K ITEM 4

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

FINANCIAL STATEMENTS

December 31, 2012 and 2011

ANNUAL REPORT ON FORM 11-K ITEM 4

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

TABLE OF CONTENTS

December 31, 2012 and 2011

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5
Supplemental Schedule
Schedule H, Line 4i--Schedule of Investments Held at Year End at Fair Value	14

Report of Independent Registered Public Accounting Firm

Administrative Committee of the Plan
PVH Associates Investment Plan for Residents
of the Commonwealth of Puerto Rico

Report on the Financial Statements

We have audited the accompanying financial statements of the Associates Investment Plan for Residents of the Commonwealth of Puerto Rico (the “Plan”),  which comprise the statements of net assets available for benefits as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year then ended December 31, 2012 and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Plan management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Report of Independent Registered Public Accounting Firm

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011 and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Report on Supplemental Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of investments held at year end at fair value as of December 31, 2012, referred to as “supplemental information,” is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

New York, NY
June 26, 2013

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2012 and 2011

	2012	2011

Assets

Cash	$ 4,241	$ 4,253
Participant-directed investments, at fair value	567,195	375,478
Notes from participants	40,058	43,543

Total assets	611,494	423,274

Liabilities

Other payables	4,456	4,293

Total liabilities	4,456	4,293

Net assets available for benefits, at fair value	607,038	418,981

Adjustment from fair value to contract value for interest
in common/collective trust relating to fully
benefit-responsive investment contracts	(6,043)	(4,238)

Net assets available for benefits	$ 600,995	$ 414,743

The accompanying notes are an integral
part of these financial statements

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

STATEMENT OF CHANGES IN NET
ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2012

Additions

Contributions:
Employer, net of forfeitures	$ 46,628
Employees	81,919
Interest and investment income	6,814
Interest income on notes receivable from participants	1,797

Total additions	137,158

Deductions

Payments to participants	5,959

Total deductions	5,959

Net realized and unrealized appreciation
of investments	55,053

Net increase in net assets available for benefits	186,252

Net assets available for benefits at beginning of year	414,743

Net assets available for benefits at end of year	$ 600,995

The accompanying notes are an integral
part of these financial statements

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2012 and 2011

1.           Description of the Plan

On November 15, 2011, the Phillips-Van Heusen Corporation Associates Investment Plan for Residents of the Commonwealth of Puerto Rico was amended to change the plan name to the PVH Associates Investment Plan for Residents of the Commonwealth of Puerto Rico (“the Plan”). The following description of the Plan provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

Trustee and Recordkeeper

The Plan’s trustee is Charles Schwab Bank (the “Trustee”).  The Plan’s recordkeeper is Schwab Retirement Plan Services Company.

General

The Plan is a defined contribution plan covering salaried and hourly retail field workers who are residents of the Commonwealth of Puerto Rico who are at least age 21 or older, have completed the earlier of; at least three consecutive months of service and are regularly scheduled to work at least 20 hours per week; or have completed at least 1,000 hours of service during the first 12 months of employment or in any subsequent calendar year. The Plan is subject to the reporting and disclosure requirements of the Employer Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute up to 10% of pre-tax annual compensation, as defined by the Plan, up to the maximum amount allowed by law.  In addition, eligible participants who have attained age 50 before the close of the plan year shall be eligible to make catch-up contributions up to $1,500.  PVH Corp. (the “Company”) matches 100% of the first 1% of eligible compensation that a participant contributes to the Plan, plus 50% of the next 5% of eligible compensation contributed by the participant.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions.

                                                                               5

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

Vesting

Amounts attributable to employee contributions and the allocated earnings thereon are immediately vested.  Participants become 100% vested in Company contributions and the allocated earnings thereon after two years of service.  Upon death, permanent disability, or reaching age 65, participants or their beneficiaries become 100% vested in Company contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct employee or Company contributions into any one of four pre-mixed asset allocation models or any of 11 individual investment options.  A participant may contribute a maximum of 25% of employee contributions for PVH Corp. Common Stock.

Notes Receivable from Participants

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral.  The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant’s highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant’s account. Interest is fixed for the term of the loan at the prime rate plus 1%.  Loan repayments are made through payroll deductions, which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.  Upon termination of employment, a participant is given 90 days to repay the loan in full before it is considered to be in default. Delinquent loans are considered to be distributions based on the terms of the Plan document.  Participant loans are measured as the unpaid principal balance plus any accrued but unpaid interest.

At December 31, 2012, outstanding notes receivable from participants totaled $40,058, with maturity dates through 2017 at interest rates ranging from 4.25% to 8.25%.

Forfeitures

Contributions made on behalf of non-vested or partially vested employees who have terminated are retained by the Plan and are used to reduce the Company’s future matching contributions.  In 2012 and 2011, forfeitures of $385 and $1,127, respectively, were used to reduce the Company’s matching contributions.  At December 31, 2012 and 2011, forfeited non-vested accounts totaled $40 and $39, respectively.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

Payment of Benefits

Participants electing final distributions will receive payment in the form of a lump sum amount equal to the value of their vested account unless the participant notifies the Company of their intent to receive all or a portion of their balance in the form of shares of PVH Corp. Common Stock.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

2.           Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan were prepared using the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Administrative Expenses

Substantially all administrative expenses are paid by the Company.

Investments

Investments are recorded in the accompanying financial statements at fair value.  See Note 4 for additional information.  Purchases and sales of securities are reflected on a trade date basis.  All assets of the Plan are held by the Trustee and are segregated from the assets of the Company.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

In accordance with accounting guidance for defined contribution plans, investments in benefit-responsive investment contracts must be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a common/collective trust.  The Statements of Net Assets Available for Benefits present the fair value of the investments in the common/collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts.  The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest.

Recent Accounting Guidance

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820, Fair Value Measurement and Disclosures.   ASU 2011-04 requires the categorization by level in the fair value hierarchy of items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2.  In addition, ASU 2011-04 provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements.  ASU 2011-04 requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationship between those inputs.  Such disclosures are not required for items for which fair value is based on NAV.  The new guidance was effective for reporting periods beginning after December 15, 2011.  The adoption did not have a material effect on the Statements of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits.

3.           Transactions with Parties-in-Interest

During the years ended December 31, 2012 and 2011, the Plan purchased 88 and 95 shares, respectively, and sold 55 and 113 shares of the Company’s common stock, respectively.  The Plan also received $129 and $124 during 2012 and 2011, respectively, from the Company as payment of dividends on its common stock.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

4.           Fair Value Measurements

The FASB defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date.  The guidance establishes a three level fair value hierarchy that prioritizes the inputs used to measure fair value.  The three levels of the hierarchy are defined as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that management has the ability to access at the measurement date.

Level 2 – Observable inputs other than quoted prices included in Level 1, including quoted prices for identical assets or liabilities in inactive markets, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability and inputs derived principally from or corroborated by observable market data.

Level 3 – Unobservable inputs reflecting management’s own assumptions about the inputs that market participant would use in pricing the asset or liability based on the best information available.

If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

The following tables set forth the financial assets of the Plan by level within the fair value hierarchy, as of December 31, 2012 and 2011:

		Fair Value Measurements at
		December 31, 2012
Asset Category	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common Collective Trust Funds:(1)
Stable Value	$ 214,285	$ -	$ 214,285	$ -
U.S. Equity Index	9,272	-	9,272	-
Mutual Funds:(2)
U.S. Equity	99,169	99,169	-	-
International Equity	33,706	33,706	-	-
Fixed Income	88,291	88,291	-	-
Balanced	17,105	17,105	-	-
Real Estate	8,597	8,597	-	-
PVH Corp. Common Stock(3)	96,246	96,246	-	-
Money Market Funds(4)	524	-	524	-

Total Investments Measured at Fair Value	$ 567,195	$ 343,114	$ 224,081	$ - .

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

		Fair Value Measurements at
		December 31, 2011
Asset Category	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common Collective Trust Funds:(1)
Stable Value	$ 169,383	$ -	$ 169,383	$ -
U.S. Equity Index	7,194	-	7,194	-
Mutual Funds:(2)
U.S. Equity	55,625	55,625	-	-
International Equity	16,712	16,712	-	-
Fixed Income	49,088	49,088	-	-
Balanced	12,273	12,273	-	-
Real Estate	4,982	4,982	-	-
PVH Corp. Common Stock(3)	58,789	58,789	-	-
Money Market Funds(4)	1,432	-	1,432	-

Total Investments Measured at Fair Value	$ 375,478	$ 197,469	$ 178,009	$ - .

(1)
Valued at the net asset value of the fund(s) as determined by a pricing vendor or the fund family.  The Plan has no unfunded commitments related to these common collective trust funds.  These funds invest in (a) guarantee contracts and instruments and (b) securities that make up the S&P 500 Index in the same proportion as the index.  These funds are redeemable on a daily basis without restriction.

(2)	Valued at the net asset value of the fund(s), as determined by the closing price in the active market in which the individual fund is traded.

(3)	Valued at the closing price of PVH Corp. Common Stock.

(4)
Valued at the net asset value of the fund(s), as determined by a pricing vendor or the fund family.  The Plan has no unfunded commitments related to these funds.  These funds invest in short-term, high quality fixed income securities issued by banks, corporations and the U.S. government and maintain a constant $1 net asset value.  These funds are redeemable on a daily basis without restriction.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

5.           Investments

During 2012, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in fair value as follows:

Mutual Funds	$ 17,388
PVH Corp. Common Stock	33,687
Common Collective Trust Funds	3,978

$ 55,053

Investments that represent 5% or more of the fair value of the Plan’s net assets at the end of the plan year are as follows:

	2012	2011

Wells Fargo Stable Return	$ 214,285	$ 169,383
PVH Corp. Common Stock	96,246	58,789
Metropolitan West Total Return Bond Fund	88,291	49,088
American Beacon Large Cap Value Fund	47,457	25,601
Mainstay Large Cap Growth	34,878	-

6.           Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

7.           Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated April 27, 1995, that the Plan and related trust is designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”).  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  Although the Plan has been amended since receiving the determination letter and the plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax-exempt.  The Plan administrator applied for a new determination letter on April 1, 2013 and is awaiting a response from the Puerto Rico Department of the Treasury.

8.           Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2012 and 2011:

	2012	2011
Net assets available for benefits per the financial
statements	$ 600,995	$ 414,743
Less adjustment to contract value	6,043	4,238

Net assets available for benefits per the
Form 5500	$ 607,038	$ 418,981

SUPPLEMENTAL SCHEDULE

EIN: 13-1166910
Plan No: 014

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS HELD AT YEAR END
AT FAIR VALUE

December 31, 2012
		(c)
	(b)	Description of investment		(e)
	Identity of issuer, borrower,	including maturity date, rate of	(d)	Current
(a)	lessor or similar party	interest, collateral, par or maturity value	Cost	value

	American Beacon Funds	American Beacon Large Cap Value Fund;
		2,310.45 shares	**	$ 47,457
	Dodge & Cox Funds	Dodge & Cox Balanced Fund; 219.1250 shares	**	17,105
	Federated Securities Corp.	Federated Capital Reserves Fund; 524.43 shares	**	524
	Hartford Series Funds	Hartford HLS Small Cap Fund; 146.1180 shares	**	3,673
	Lazard Funds	Lazard Funds Emerging Markets; 295.6830 shares	**	5,923
	Mainstay Large Cap Growth	Mainstay Large Cap Growth; 4,414.9710 shares		34,878
	Metropolitan West	Metropolitan West Total Return Bond Fund;
		8,100.1090 shares	**	88,291
	Neuberger & Berman	Neuberger & Berman Genesis Trust; 37.5260	**	1,902
		Shares
	State Street Global Advisors	State Street Bank S&P 500 Index Fund;
		216.2750 shares	**	9,272
	Thornburg Investment	Thornburg International Value Fund;
	Management	989.0710 shares	**	27,783
	Virtus Mutual Funds	Virtus Real Estate Securities Fund; 246.2010 shares	**	8,597
	Wells Fargo Funds	Wells Fargo Small Cap Value Fund; 348.6810
		shares	**	11,259
	Wells Fargo Funds	Wells Fargo Stable Return; 4,389.5930 shares	**	214,285
*	PVH Corp.	PVH Corp. Common Stock; 867.0 shares	**	96,246

		Total investments, at fair value		$ 567,195

	Notes Receivable from Participants	Participant Notes Receivable; loans maturing at various dates through 2017 and bearing interest at rates from 4.25% to 8.25%	**	40,058

*   Party in interest
** Cost information is not required for participant-directed investments and therefore is not included.

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Auditors